

April 22, 2011

Via E-mail
Robert B. McIntosh
Executive Vice President, General Counsel and Secretary
Rock-Tenn Company
504 Thrasher Street
Norcross, Georgia 30071

> **Re:** **Rock-Tenn Company**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 19, 2011**
> **File No. 333-172432**

Dear Mr. McIntosh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

1. We note your response to comment 15 of our letter dated April 15, 2011 and we reissue it. Please provide a legal analysis citing authority supporting your belief that a change to the consideration would not require re-solicitation.

2. In addition, please refer to comments one and two of our letter dated March 24, 2011. Please revise the table and accompanying text on page eight to clarify how the adjustment will be made and what amounts of equity and cash will be received under the assumed facts. In this regard, it is unclear if Smurfit-Stone shareholders could receive (1) less than $35 per share despite assuming for several purposes that the merger consideration is $35 per share or (2) less than $17.50 in cash. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director